Appendix 4A - Statement of CDIs on issue Appendix 4A - Statement of CDIs on issue 1 / 2 Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 5/2/2026 New announcement

Appendix 4A - Statement of CDIs on issue Appendix 4A - Statement of CDIs on issue 2 / 2 Part 2 - Details of +CDIs and other +securities on issue 2.1 Statement for month and year January-2026 2.2a Number and class of all +CDIs issued over quoted +securities ASX Security Code and Description JHX : CHESS DEPOSITARY INTERESTS 1:1 +CDI Ratio 1:1 Total number of +CDIs issued over quoted +securities at end of statement month (A): 430,436,032 Total number of +CDIs issued over quoted +securities at end of previous month (B): 430,436,032 Net Difference (A-B) 0 If the total number of +CDIs issued over quoted +securities at the end of the statement month, is greater than the total number of +CDIs issued over quoted +securities for which the entity has previously paid an initial listing fee or an additional listing fee under Table 1A and 1C of Guidance Note 15A, the entity hereby applies for +quotation of the relevant securities and agrees to the matters set out in Appendix 2A of the ASX Listing Rules. 2.2b Number and class of all +securities on issue over which +CDIs have not been issued ASX Security Code and Description JHXAM : ORDINARY SHARES Total number of +securities at end of statement month (A) 149,626,141 Total number of +securities at end of previous month (B) 149,626,141 Net Difference (A-B) 0 ASX Security Code and Description JHXAK : RESTRICTED STOCK UNIT Total number of +securities at end of statement month (A) 5,415,537 Total number of +securities at end of previous month (B) 5,415,537 Net Difference (A-B) 0 ASX Security Code and Description JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 Total number of +securities at end of statement month (A) 269,221 Total number of +securities at end of previous month (B) 269,221 Net Difference (A-B) 0